Mail Stop 4561

November 30, 2007

Mr. Robert J. Keller
President and Chief Executive Officer
APAC Customer Services, Inc.
Six Parkway North
Deerfield, IL 60015

> **Re: APAC Customer Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-26786**

Dear Mr. Keller:

We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 1. Description of Business

Major Clients, page 7

1.   It appears that Wellpoint, Verizon Wireless, and United Parcel each accounted for more than 10% of total revenues in 2006. Please file the agreements with these customers. Also, to the extent any other customer(s) accounted for 10% or more

of your revenue, please file these agreements as exhibits. See Item
601(b)(10)(ii)(B) of Regulation S-K. Further, please disclose the duration of your
relationships with your significant customers here or elsewhere in your annual
report, as appropriate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Non-GAAP Financial Measures, pages 28 and 29

2.   It does not appear that your non-GAAP disclosures adequately address each of the
        items discussed in Question 8 of the Frequently Asked Questions Regarding the
        Use of Non-GAAP Financial Measures (FAQ). For example, we would expect
        robust disclosures explaining why it is useful for investors to evaluate your
        performance by disregarding significant expenses that appear to be recurring and
        integral to your operations. In addition, it does not appear that you have
        sufficiently addressed limitations and how management compensates for those
        limitations. Please provide us with proposed disclosures that address Question 8.

3.   Please tell us how you expect readers to interpret the statistical data that is
        provided. In this regard, we were unable to locate disclosures that explain any
        changes in these metrics between periods, the drivers behind such changes and
        how those changes affected your operations. Further, we noted little, if any,
        discussion of trends related to these key indicators.

Fiscal Year 2006 Results of Operations Compared to Fiscal Year 2005 Results of
Operations, page 31

4.   In the discussion of your results of operations, you refer to various factors that
        have impacted results without quantifying the impact of each factor. For example,
        you refer to several factors that contributed to the changes in net revenues, cost of
        services, and selling, general, and administrative expenses but give no indication
        of the relative impact of each factor. Please explain to us how you considered
        Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-
        6835.

Critical Accounting Policies and Estimates, page 33

5.   Your critical accounting policies appear to duplicate the description of accounting policies that are already disclosed in the notes to the financial statements. Please tell us, in detail, how you have addressed the guidance in Section V of SEC Release 33-8350. As part of your response, tell us why these disclosures do not contain any quantitative information.

Item 8. Financial Statements and Supplementary Data

Note 8. Income Taxes, page 57

6.   Please tell us how you overcame the existence of cumulative losses at January 1, 2006 in order to avoid recording a valuation allowance. Refer to SFAS 109, paragraphs 20 through 25 and 103.

7.   We note you have significant net operating loss and credit carryforwards. Please explain to us how your current disclosure complies with paragraph 48(a) of SFAS 109.

Note 9. Long Term Debt, page 58

8.   We note you have modified the terms of your revolving credit facility multiple times in the past several years. Please tell us how you considered EITF 96-19 with respect to each of these modifications.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397. If you require further assistance you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief